PART II

OFFERING MEMORANDUM DATED JUNE 28, 2024



Solaris Renewable Equity A, LLC
430 N College Ave Ste 440 Fort Collins CO 80524
Website: www.solarisenergy.com

Up to $900,000 of Class B Units

Minimum Investment Amount: $350,000

Solaris Renewable Equity A, LLC ("Solaris Renewable Equity A, LLC" "the company," "we," or "us"), is offering up to $900,000 worth of Class B Units. The minimum target amount under this Regulation CF offering is $350,000 (the "Target Amount"). The company must reach its Target Amount of $350,000 by April 30, 2025, the end date of the offering. Unless the company raises at least the Target Amount of $350,000 under the Regulation CF offering by April 30, 2025, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Solaris Renewable Equity A, LLC is a limited liability company organized on March 19, 2024, under the laws of Colorado.

Solaris Renewable Equity A, LLC was formed to acquire a portfolio of twenty-one operating solar energy generating sites in the United States ("Ace Portfolio"). These operating assets generate consistent revenue from selling energy produced from the sun to designated customers through long-term energy production purchase agreements.

The company plans to use the proceeds from this Offering, and a subsequent debt offering, to purchase a portfolio of twenty-one operating solar energy generating sites in the United States. The company plans for the portfolio of operating solar energy generating assets to continue its current operations generating energy to sell as part of pre-existing contracts. This portfolio of solar energy generating assets to be acquired was built by and has been continuously monitored and managed by Solaris Energy, Inc., the Managing Member of the Issuer's Managing Member. Solaris Energy, Inc. intends to continue monitoring and managing the maintenance of the assets to ensure operations and current revenues remain consistent.

Solaris Renewable Equity A, LLC is a wholly owned subsidiary of its Managing Member, Solaris Renewable Assets LLC, which is a wholly owned subsidiary of Solaris Energy, Inc.

Solaris Renewable Equity A, LLC has one subsidiary company, Solaris Renewable Assets 2024, LLC. Solaris Renewable Assets 2024, LLC was organized in the State of Colorado on May 17, 2024. The Issuer, through its subsidiary, entered into a verbal agreement to acquire twenty-one operating solar energy generating assets and their ownership LLC entities in the United States from Solaris Investment Group, LLC.

Solar Assets

Solaris Energy, Inc. has Asset Monitoring and Operations & Maintenance Agreements in place with the asset-holding LLC entities of the Ace Portfolio. The company anticipates that these agreements will remain intact as is, except that Solaris Energy, Inc. may discount fees charged under the these Asset Maintenance Agreements to the asset-holding entities after the offering closes. The following is a description of the Asset Monitoring and Operations & Maintenance Agreements for the assets of the Ace Portfolio.

Customer	Address	Size (kWDC)	Agreement Date	Initial Term	Automatically renews for successive one year terms?
MHCD Renewable Energy, LLC	3401 Eudora St. Denver, CO. 80222	33.48 kW DC	March 8, 2016	Five Years	Yes
Kersey Renewable Energy, LLC	26911 County Rd. 56B Kersey, CO 80644	142.74 kW DC	September 14, 2014	Five Years	Yes
Moorsetown UMC Renewable Energy, LLC	Camden Ave, Moorestown, NJ 08057	204.24 kW DC	December 11, 2018	Five Years	Yes
Har HaShem	3850 Baseline Rd.	36.72 kW DC	December 1, 2017	Five Years	Yes

Renewable Energy, LLC	Boulder, CO. 80303				
	3901 Pinon Dr. Boulder, CO 80303	12.92 kW DC			
FOL Renewable Energy, LLC	710 S Kolb Rd, Tucson, AZ 85710	148.85 kW DC	December 27, 2018	Five Years	Yes
Delaware Nation Renewable Energy, LLC	1617 Industrial Road, Anadarko, OK 73005	253.44 kW DC	November 26, 2018	Five Years	Yes
Dupont Renewable Energy, LLC	Community Way, Staunton, VA 24401	20.6 kW DC	July 10, 2018	Five Years	Yes
	1130 N Lee Hwy, Lexington, VA 24450	21.75 kW DC			
	1140 Shenandoah Village Dr. Waynesboro, VA 22980	60.06 kW DC			
	Shenandoah Village Dr, Waynesboro, VA 22980	84.48 kW DC			
	200 E Broad Street Waynesboro, VA 22980	33.93 kWDC			
	2518 Stuarts Draft Hwy, Stuarts Draft VA 22980	17.40 kW DC			
	315 Lee Hwy Verona VA 24477	17.11 kW DC			
	Woodstock Commons Dr, Woodstock, VA, 22664	26.39 kD WC			
Braiden Renewable Energy, LLC	500 W Pitkin, Fort Collins, CO 80523	99.96 kW DC	January 21, 2015	Five Years	Yes
Edwards Renewable Energy, LLC	900 W Pitkin, Fort Collins, CO 80523	91.805 kW DC	June 1, 2015	Five Years	Yes
Parmalee Renewable Energy, LLC	701 W Laurel St, Fort Collins, CO 80523	139.08 kW DC	April 1, 2015	Five Years	Yes

SRC Renewable Energy, LLC	951 Meridian Ave., Fort Collins, CO 80523	544.73 kW DC	May 4, 2015	Five Years	Yes
UCA Renewable Energy, LLC	1400 Remington St, Fort Collins, CO 80523	98.515 kW DC	July 3, 2015	Five Years	Yes
VTH Renewable Energy, LLC	300 W Drake Rd, Fort Collins, CO 80523	220.21 kW DC	June 3, 2015	Five Years	Yes
EDWARDS RENEWABLE ENERGY, LLC; PARMALEE RENEWABLE ENERGY, LLC; SRC RENEWABLE ENERGY, LLC; VTH RENEWABLE ENERGY, LLC; UCA RENEWABLE ENERGY, LLC; and BRAIDEN RENEWABLE ENERGY, LLC	500 West Pitken, Fort Collins, CO 80521 900 W Pitkin St, Fort Collins, CO 80521 701 W Laurel St, Fort Collins, CO 80521 951 Meridian Ave, Fort Collins, CO 80523 1400 Remington St, Fort Collins, CO 300 W Drake Road, Fort Collins, CO 80523	99 kW DC 91 kW DC 139 kW DWC 544 kW DC 98 kW DC 220 kW DC	November 1, 2020	Three Years	Yes

Employees

The company currently has 0 full-time employees and 0 part-time employees. Management of the company is through a proposed Professional Management Services Agreement with Solaris Energy, Inc. The company anticipates the annual expenses to be associated with the Professional Management Services Agreement to be approximately $35,000 per year.

Regulation

As each of the sites is currently constructed and in operation, which requires approvals by the local utility system, no further regulations are applicable to the operation of the sites.

Intellectual Property

The company does not own any trademarks, copyrights, or patents. The company will rely on the trademark and intellectual property of Solaris Energy, Inc, the Managing Member of the Issuer's Managing Member, Solaris

Renewable Assets LLC. There is no agreement in place between the company and Solaris Energy, Inc. for the use of the trademark and other intellectual property.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company does not own or lease any property. The company's management works in the headquarters of Solaris Energy, Inc.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

The company is brand new and has no operating history.
The company was formed as an LLC on March 19, 2024. It has no established business operations currently, but plans to purchase a portfolio of solar assets which does have established operations. The company has incurred a net loss and has not generated any revenue since inception. There is no assurance that the company will be able to purchase the solar assets in order to establish successful business operations, become profitable and generate sufficient revenues to operate or pay dividends.

The reviewing CPA has issued included a "going concern" note in the reviewed financials.
The company may not have enough funds to sustain the business until it becomes profitable by acquiring existing solar assets. Even if sufficient funds are raised through a crowdfunding round, the company may not accurately anticipate how quickly it may use the funds, or if it is sufficient to bring the business to profitability through the solar asset purchase.

If the company cannot raise sufficient funds, it will not succeed.
The company is offering Class B Units in the amount of up to $900,000 in this offering, with a Target Offering Amount of $350,000. Even if the maximum amount is raised, the company will need additional debt funds in order

to acquire the Ace Portfolio, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it has a verbal agreement with an affiliated party to provide up to $250,000 of additional equity investment needed to execute the plans outlined in "Use of Proceeds," including the acquisition of the Ace Portfolio.

The company depends on key personnel engaged by its Managing Member.
The company's future success depends on the efforts of a small number of key personnel with its Managing Member. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs should its professional services, provided via the employees of Solaris Energy, Inc, be terminated or unfulfilled by the provider. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate.

If the company cannot protect and maintain its brand reputation, its ability to develop and commercialize products relating to solar power generation will be adversely impacted.
The company's success, in large part, depends on its ability to protect and maintain its brand reputation for successful solar field operations and reliable power generation. While the assets of the Ace Portfolio have generated revenue, there is no guarantee that past revenues will continue going forward. If the assets of the Ace Portfolio do not continue to generate revenue, the company's brand may be damaged to the point where the company cannot maintain existing customers or attract new customers. The company must maintain and, possibly upgrade, the equipment used at the existing assets of the Ace Portfolio to ensure the assets continue to provide reliable power generation to clients. The company cannot guarantee that it will be able to properly maintain or upgrade the equipment used at the existing assets of the Ace Portfolio. The company cannot assure you that its means of maintaining and upgrading the equipment used at the existing assets of the Ace Portfolio will not damage the company's brand reputation for successful solar field operations and the ability to provide reliable solar power generation.

The company does not own any intellectual property.
The company will rely on the trademark and intellectual property of the Managing Member of the Issuer's Managing Member, Solaris Energy, Inc. There is no agreement in place between the company and Solaris Energy, Inc. for the use of the trademark and other intellectual property. There is no guarantee that the company will be able to continue to use the trademark and intellectual property of Solaris Energy, Inc.

Existing and potential litigation
Although management is unaware of any threatened or pending litigation against the company or management, there can be no assurance that future claims will not be asserted and that, even if without merit, the cost to defend against such claims would not be significant, thus having a material adverse effect on the company's business, financial condition and results of operations. The company has never filed any lawsuit against any other person or entity, or been the subject of a lawsuit.

There is no agreement in place between the company and Solaris Investment Group, LLC for the assets of the Ace Portfolio.
Solaris Energy, Inc. has Asset Monitoring and Operations & Maintenance Agreements in place with the assets of the Ace Portfolio. The company anticipates that its wholly owned subsidiary, Solaris Renewable Assets 2024 LLC, will purchase the asset-holding LLC entities from Solaris Investment Group, LLC through a Membership Interest Purchase Agreement shortly after the offering closes. However, there is only a verbal agreement now and there is no written agreement in place between the company and Solaris Energy, Inc. and there is no guarantee that company will be able to purchase the assets of the Ace Portfolio held by Solaris Investment Group, LLC.

The company does not have any insurance.
The company is currently insured through Solaris Energy, Inc, as the Managing Member of the Managing Member of the company. There can be no assurance that once the company obtains its own insurance policy, that

insurance will be available or sufficient to cover any risks faced by the company. If the company suffers an uninsured loss, all or a substantial portion of the company's funds may be lost. In addition, all of the assets of the company may be at risk in the event of an uninsured liability to third parties.

The company is reliant on one main type of product.

All of the proposed products are variants on one type of product, solar energy. The potential success and future revenues are therefore dependent upon the market of solar energy generation.

The energy market is highly regulated.
The company's product, solar energy, is part of the larger energy market. The energy market is regulated at many levels, with those applicable regulations changing periodically. While the company has obtained licenses and/or permits from the federal government and federal agencies, state and local governments where solar energy sites are located, a shifting industry could generate new requirements to meet. .

Solar Energy Production.
Solar energy production varies by three means, irradiance, weather, and degradation. Irradiance varies seasonally with the day's length and the sun's angle. This variation is well understood and modeled accurately and is not a material risk factor. Weather is a substantial driver in energy production as cloud cover and unforeseeable factors such as smoke from wildfires and soiling from dust events affect the energy generated. If cloud cover exceeds the historical averages, production will be lower, and the return to equity will be less than what is modeled. Conversely, less cloud cover than historic averages will enhance output beyond what is modeled. Degradation is the third driver in energy production. Solar panels degrade a small amount yearly as the equipment 'wears down.' The industry standard assumption for the amount of degradation is .5% annually. If the actual degradation of the solar panels in the Ace Portfolio is greater, equity returns will be impacted.

Counterparty Risk.
Although revenues are contracted, the risk exists that the contracted entities do not pay. This is known as counterparty risk. The Ace Portfolio has a strong payment history, with over half of the contracted revenues for the Ace Portfolio being with an 'Investment Grade' purchaser. However, the company is still subject to the risk that power off-takers, or other parties who have obligations to the company do not pay the company what they are obligated to pay.

Net Present Value.
The Ace Portfolio, its acquisition, and this offering are valued using a Discounted Cash Flow (DCF) analysis of the Net Present Value (NPV) of future projected cash flows using an unleveraged hurdle rate of 10.5%. As cash flows are received, fewer future cash flows are available, which has a long-term decreasing effect on the overall equity valuation in the portfolio. This effect is not pronounced in the near and midterm as a declining debt balance counteracts this. The valuation of the Ace Portfolio is made assuming it has zero equity value at the end of the project's life; in this case in the year 2053.

Depreciation.
The company plans to purchase a portfolio of operating solar energy generating assets in the United States. The assets within this portfolio will experience depreciation as they approach the end of their useful life. The depreciation may result in the need for repairs or replacement of assets in the portfolio.

Option to Purchase Agreements.
There exists outstanding Option-to-Purchase agreements on all of the projects in the Ace Portfolio with the current respective power purchasers. The option-to-purchase includes a contracted termination value payable upon purchase by the power purchaser. Should this purchase option be exercised, equity holders will be paid proportionally to their holdings at the time of the transaction and future returns will be impacted.

Debt Terms Risk.

The model assumes debt with a specific interest rate and term, as stated above. Different fees and interest rates than these will materially impact investor's projected returns.

Management Risk.

The Team at the helm of the Ace Portfolio has over 15 years of experience owning and operating solar projects and assets such as these; however, as with any infrastructure asset, investors face the risk of mismanagement by the Managing Member. Investors rely on the Managing Member to serve all members and the Asset's best interests. Investors are passive investors in the Ace Portfolio and do not have operational influence (they can only influence major decisions). The risk exists that the Managing Member using their best judgment, may make operational decisions that may negatively affect returns. The Managing Member may make decisions that do not align with Investor Members' opinions.

Climate Change.

The planet is undergoing a 'climate crisis' affecting nearly every industry, sovereign government, and asset class. Predominantly climate change has broad-reaching effects on weather and climate. The long-term local impacts of climate change are tough to predict with any degree of accuracy. For example, the effects of climate change may cause an increase in cloud dust and or smoke cover for the assets in the Ace Portfolio. This may cause a decrease in projected yield. Climate change risks include losing one or many assets in the Ace Portfolio through a convective weather event such as hail or tornado damage. The assets in the Ace portfolio are insured for their value, but a total loss from a convective weather event would significantly impact returns.

Inflation.

In recent years, leading up to and exceedingly after the 2020 pandemic, sovereign-backed fiat currency administrators have undertaken loose monetary policy to bolster economic growth. This has resulted in dramatic inflation rates across fiat currencies globally. All contracted revenues on the Ace Portfolio are in United States government-backed fiat, USD. The US Federal Reserve has indicated intentions for continued loose monetary policy of Quantitative Easing by the end of 2024. Continued loose monetary policy and inflation may contribute to devaluing contracted revenues associated with the Ace Portfolio. Inflation may also increase operating expenses beyond what is modeled. The effects of such devaluing of fiat currency from inflation are not modeled.

Risks Related to the Securities

The company's Managing Member has control over the majority of decisions because it controls all of the voting Class A Units.

As a result of the 10,000 shares of Class A Units that the Managing Member holds it will be able to exercise voting rights with respect to an aggregate of 10,000 shares of Class A Units, which will represent approximately 100% of the voting power of outstanding Class A Units immediately following this offering. The Class B Units issued in this offering will not dilute the Managing Member's voting control because the Class B Units only have voting rights for "major decisions" as defined in Section 5.3 of the Solaris Renewable Equity A, LLC Operating Agreement. As a result, the Managing Member has the ability to control the outcome of the majority of matters submitted for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of the company assets.

The company valuation and offering price have been established internally and are difficult to assess.

Solaris Renewable Equity A, LLC has set the price of its Class B Units at $10 per share. Valuations for companies at this stage are generally purely speculative. The company has not generated any revenues so far. The valuation has not been validated by any independent third party and may decrease precipitously in the future. The issuance of additional shares of securities, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

No guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities.

There are restrictions on how Investor Members can resell their securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time. However, Solaris Energy, Inc as the Managing Member of the Managing Member of the company, intends to be a source of liquidity to Investor Members, subject to it having funds available to purchase any Class B Units which are sold by Investor Members, at any time transfers or sales are allowed.

The company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Class B Units hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In the event of unforeseen capital needs in excess of working capital reserves, the company may raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people responsible for the company's operations at Solaris Energy, Inc.:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Solaris Renewable Assets, LLC	Managing Member	Since Inception	
Alex Blackmer	President and Co-Owner of Solaris Energy, Inc.	Since Inception	
Nick Perugini	CEO and Co-Owner of Solaris Energy, Inc.	Since 2019	

Jessica Rawley	CFO and Co-Owner of Solaris Energy, Inc.	Since 2020	
Managing Member:			
Solaris Renewable Assets, LLC	Managing Member	Since Inception	

Alex Blackmer, President and Co-Owner of Solaris Energy, Inc. has been involved in energy design and construction since the mid-1980s and specifically renewables since the industry's infancy in the 1990s. He has extensive knowledge of the industry and in making projects a reality by providing solar project development and financial services, which he has done since 2008.

Alex founded Solaris Energy, a successful for-profit finance and development solar energy firm, and recently moved on from acting CEO to President. In addition, Alex founded and currently acts as Executive Director for the Atmosphere Conservancy, a non-profit solar finance, and development firm that takes on projects for underserved clients that otherwise might not find financing. Alex is also past president of the Colorado Renewable Energy Society, a non-profit that has been advocating for solar energy since 1994.

Nick Perugini, CEO and Co-Owner of Solaris Energy, Inc., specializes in non-residential solar and storage project sourcing, analysis, development, and structured finance, while building strategic partnership alliances. He contributes a diverse background and passion for solar and energy efficiency (since 2008) built upon a lengthy business-to-business professional career. He has led efforts in numerous operational solar projects across ten states. Nick is the former Board Chair of the Colorado Solar and Storage Association (COSSA), the solar and storage trade organization in Colorado. He is also the former president of New Energy Colorado (NECO) an educational non-profit that manages the Metro Denver Green Homes Tour and Solar CitiSuns.

Jessica Rawley, CFO and Co-Owner of Solaris Energy, Inc., is a Financial and Business Operations professional with 15 years' experience in start-ups, social enterprise, small business, and non-profits. Her expertise is in financial and business planning, legal and risk management, systems and process implementation, accounting, and general business operations. Jes focuses on building and capitalizing impact-driven companies. Prior to joining Solaris Energy, Jes served as the Finance and Operations Director for SourceOne Holdings, guiding the company through all the financial, operational, and legal aspects of building a new company.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of company's voting securities as of May 31, 2024:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Solaris Renewable Assets, LLC	10,000 Class A Units	100%

The following table describes the capital structure as of May 31, 2024:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued*	Available
Class A Units	10,000	10,000	0	0
Class B Units	90,000	0	90,000	0

* The Operating Agreement for Solaris Renewable Equity A, LLC dated March 19, 2024 provides that the company is authorized to issue up to 90,000 Class B Units.

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $350,000 Raise	Allocation After Offering Expense for a $900,000 Raise
Offering Costs*	$17,500	$45,000
Purchase of Assets**	$187,500	$710,000
Working Capital	$100,000	$100,000
Attorneys	$10,000	$10,000
Accountants	$5,000	$5,000
Solaris Energy, Inc. Billable Time for Transaction	$30,000	$30,000

* Composed of an aggregate 5% commission on gross proceeds raised in the offering.
** Reflects the value of the purchase price obtained from equity investors in this offering. The total purchase price of approximately $2,350,000, with the difference subject to debt financing.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial statements

The company's financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by IndigoSpire CPA Group, LLC. The following discussion should be read in conjunction with the reviewed financial statements and the related notes included in this Offering Statement.

As of May 31, 2024, the company had cash on hand in the amount of $0.00

The company's net revenues from inception to May 31, 2024 were $0.00.

The company's operating expenses from inception to May 31, 2024 were $4,516 consisting of accounting expenses, legal and professional fees, and taxes and licenses.

As a result of the foregoing factors, the company's let loss from operations was -$4,516 from inception to May 31, 2024.

Since the end of the period covered by the financial statements, the company's Net Profit/Loss have remained the same.

Plan of Operations and Milestones

The company is not yet operational. It has established the following milestones in its plan of operations:
- If the company raises the minimum amount or the maximum amount set out in "Use of Proceeds," it will use the funds raised in this offering and the funds raised in future debt financing to acquire a portfolio of operating solar energy generating assets in the United States ("Ace Portfolio") for a total purchase price of $2,336,000 as of August 1, 2024. Solaris Energy, Inc. has Asset Monitoring and Operations & Maintenance Agreements in place with the asset-holding LLC entities (see below in the "Related Party Transaction" section of the Form C) of the Ace Portfolio. The company anticipates that Solaris Energy, Inc. will retain these Asset Monitoring and Operations & Maintenance Agreements as is after the offering closes.
- Assuming the company raises the maximum offering amount of $900,000 in this offering, it anticipates taking on a term loan within three months after receiving the proceeds of this offering. The term loan would have a principal amount of approximately $2,000,000, but may vary based on the actual purchase price.

Once purchased, the company will be able to begin generating revenue from the Ace Portfolio. The company will enter into a Professional Management Services Agreement with Solaris Energy, Inc. The company anticipates the annual expenses to be associated with the Professional Management Services Agreement to be approximately $35,000 per year.

Liquidity and Capital Resources

To date, the company has not made any profits and is still a "development stage company." The company has recorded losses from the time of inception in the total amount of $4,516.

The company was initially capitalized by debt investments from Solaris Energy, Inc. in the amount of $4,516.

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering it will defer the capital expenditures it has planned.

The company had approximately $0.00 cash on hand as of May 31, 2024. Currently, we do not have an estimated burn rate. The assets of the Ace Portfolio are currently operating at a profit and we believe that these assets will remain profitable immediately upon acquisition of the Ace Portfolio. Due to the Ace Portfolio having very little overhead cost needed to manage these assets we do not believe the acquisition will have an impact on the company's operating expenses. We believe the company's operating expenses will increase by approximately 2.5% after acquiring the assets in the Ace Portfolio.

If the company does not reach the maximum offering amount it will assume more debt, up to$2.3 million to acquire the solar assets. If the company fails to secure debt capital needed to purchase the assets, capital will be returned to investor members. If the Company raises the maximum offering amount it plans to immediately raise funds through additional debt capital raises/offerings.

The company intends to use the majority of the funds raised, except for the $100,000 for working capital, within a month of the Offering closing and subsequent debt raises to acquire the intended assets of the Ace Portfolio.

The company does not have any additional capital resources.

Indebtedness

The Issuer owes $4,516 to Solaris Energy, Inc. for costs associated with the formation of the Issuer. The Issuer does not have any other indebtedness.

Trends

Solaris Renewable Equity A, LLC was formed to acquire a portfolio of operating solar energy generating assets in the United States ("Ace Portfolio"). The Issuer is the sole member of its subsidiary, Solaris Renewable Assets 2024 LLC. Solaris Renewable Assets 2024 LLC has entered into a verbal agreement to acquire twenty-one solar site assets through acquisition of thirteen asset-ownership LLC entities from Solaris Investment Group, LLC. As of the date of this Form C, the Issuer has not acquired any of the operating assets of the Ace Portfolio. The solar energy produced by the assets of the Ace Portfolio has been contracted to sell for the next 10-20 years. After that time period, new energy purchase prices will have to be negotiated. The company believes that the energy market is trending towards increasing in energy purchase prices beyond what is forecasted. If this trend continues it will be favorable to Solaris Renewable Equity A, LLC and the operating assets of the Ace Portfolio that the Issuer intends to acquire.

RELATED PARTY TRANSACTIONS

Solaris Energy, Inc. has Asset Monitoring and Operations & Maintenance Agreements in place with the asset-holding LLC entities of the Ace Portfolio. The company anticipates that Solaris Energy, Inc will retain these Asset Maintenance Agreements after the offering closes, however Solaris Energy, Inc may discount the fees charged for these Asset Maintenance services. The Asset Maintenance Agreements with Solaris Energy, Inc. are discussed above in the Solar Assets section of the Form C. The agreements provide that Solaris Energy, Inc. is entitled to the fees below.

Customer	Starting Base Rate Owed to Solaris Energy, Inc.	Regular Rate/Houe fee owed to Solaris Energy, Inc. for Additional Services	Overtime Multiplier	Weekend and Holiday Multiplier
MHCD Renewable Energy, LLC	$670.00, subject to annual 3% increase	Asset Manager - $120 per hour Landscape Maintenance and Travel Time - $80 per hour Vehicle Miles – Federal mileage rate	1.5x	2.0x
Kersey Renewable Energy, LLC	$2,712.00, subject to annual 3% increase	Asset Manager - $120 per hour Site Maintenance Manager - $80 per hour	1.5x	2.0x

		Site Service Mobilization Fee – Federal mileage rate		
Moorsetown UMC Renewable Energy, LLC	$3,907.00, subject to annual 3% increase	Asset Manager - $120 per hour Landscape Maintenance and Travel Time - $80 per hour Vehicle Miles – Federal mileage rate	1.5x	2.0x
Har HaShem Renewable Energy, LLC	$855.00, subject to annual 3% increase	Asset Manager - $120 per hour Landscape Maintenance and Travel Time - $80 per hour Vehicle Miles – Federal mileage rate	1.5x	2.0x
FOL Renewable Energy, LLC	$2,685.00, subject to annual 3% increase	Asset Manager - $120 per hour Landscape Maintenance and Travel Time - $80 per hour Vehicle Miles – Federal mileage rate	1.5x	2.0x
Delaware Nation Renewable Energy, LLC	$5,704.00, subject to annual 3% increase	Asset Manager - $120 per hour Landscape Maintenance and Travel Time - $80 per hour Vehicle Miles – Federal mileage rate	1.5x	2.0x
Dupont Renewable Energy, LLC	$7,325.00, subject to annual 3% increase	Asset Manager - $120 per hour Landscape Maintenance and Travel Time - $80 per hour Vehicle Miles – Federal mileage rate	1.5x	2.0x
Braiden Renewable Energy, LLC	$2,998.00, subject to annual 3% increase	Asset Manager - $120 per hour Landscape	1.5x	2.0x

		Maintenance and Travel Time - $80 per hour Vehicle Miles – Federal mileage rate		
Edwards Renewable Energy, LLC	$1,699.00, subject to annual 3% increase	Asset Manager - $120 per hour Landscape Maintenance and Travel Time - $80 per hour Vehicle Miles – Federal mileage rate	1.5x	2.0x
Parmalee Renewable Energy, LLC	$2,573.00, subject to annual 3% increase	Asset Manager - $120 per hour Landscape Maintenance and Travel Time - $80 per hour Vehicle Miles – Federal mileage rate	1.5x	2.0x
SRC Renewable Energy, LLC	$10,077.00, subject to annual 3% increase	Asset Manager - $120 per hour Landscape Maintenance and Travel Time - $80 per hour Vehicle Miles – Federal mileage rate	1.5x	2.0x
UCA Renewable Energy, LLC	$1,822.00, subject to annual 3% increase	Asset Manager - $120 per hour Landscape Maintenance and Travel Time - $80 per hour Vehicle Miles – Federal mileage rate	1.5x	2.0x
VTH Renewable Energy, LLC	$4,074.00, subject to annual 3% increase	Asset Manager - $120 per hour Landscape Maintenance and Travel Time - $80 per hour Vehicle Miles – Federal mileage rate	1.5x	2.0x

Following the acquisition of the Ace Portfolio, the company will enter into a Professional Management Services Agreement with Solaris Energy, Inc. The company anticipates the annual expenses to be associated with the Professional Management Services Agreement to be approximately $35,000 per year.

RECENT OFFERINGS OF SECURITIES

At inception, Solaris Renewable Equity A, LLC issued 10,000 shares of Class A Units to Solaris Renewable Assets, LLC, the Managing Member.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our membership interests. This summary reflects Solaris Renewable Equity A, LLC's Operating Agreement and does not purport to be complete and is qualified in its entirety by the Articles of Organization and its Operating Agreement. For a complete description of the company's Class A Units and Class B Units, you should refer to the Articles of Organization and the Operating Agreement and applicable provisions of the Colorado Corporations and Associations Act. Defined terms below, not otherwise defined in this Form C, are defined in the Operating Agreement.

General

The Company's authorized securities consist of up to 10,000 Class A Units and 90,000 Class B Units. As of May 31, 2024, there were 10,000 shares of Class A Units outstanding. For this offering, the company is issuing Class B Units at $10 per share.

The Class B Units have the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class A Units; except that holders of our Class B Units are only entitled to vote on major decisions (as defined in Section 5.3 of the Solaris Renewable Equity A, LLC Operating Agreement) or removal of the Managing Member for cause and installing a new Managing Member, and are not entitled to any votes on any other matters that is submitted to a vote of our members, except as required by Colorado Law.

Distribution Rights

Holders of Class A Units and Class B Units are entitled to receive distributions, as may be declared at the times and in the aggregate amounts determined by the Managing Member. Distributions will be made to the Class A and Class B Unit holders in proportion to their respective units.

The company will determine the amount of Distributable Cash following the end of each fiscal quarter, with such distributions occurring between 15 and 45 days after the end of a fiscal quarter. Distributions will only be made in the form of cash or cash equivalent currency.

Voting Rights

Each holder of Class A Units is entitled to one vote for each share on all matters submitted to a vote of the members, including the election of a new Managing Member. Holders of Class B Units have no voting rights except as required by law, for "Major Decisions" of the company, and removal of the Managing Member for cause. Major Decisions includes:

- Initiate or consummate a public or private offering of any equity;
- Amend the Operating Agreement;
- Increase the authorized number of Units or add new classes of Units;
- Dissolve, wind-up or liquidate the Issuer or initiate a bankruptcy or reorganization proceeding;
- Additional Capital Contributions; and
- Actions taken by the Issuer in response to a Force Majure event shall not by considered a Major Decision.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Class A and Class B Units will be entitled to share ratably in the net assets legally available for distribution to members after the payment of all of the company's debts and other liabilities.

Call Option

Class A Members have the option, but not the obligation, to purchase all of the Class B Units held by investing members at any time after the fifth anniversary of the Operating Agreement's effective date. The purchase price for the Class B Units will be determined by the company's Transfer Agent or an independent appraiser. This Call Option will be made by written notice to the holders of Class B Units.

Holders of the company's Class A and Class B Units have no other preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Class A Units.

Allocations for Income Tax Purposes

Income, gains, losses, deductions, and credits of the company for any fiscal year or other taxable period will be allocated to the holders of Class A and Class B Units on a pro rata basis.

Drag-Along Rights

Members of the company are subject to a drag-along provision as set forth in Section 7.6 of the Operating Agreement, pursuant to which each holder of shares of the company agrees that, in the event the company's Class A Members vote in favor of a sale of the company and agree to transfer their respective Units, then all members will vote in favor of the company sale and if requested perform any action reasonably required to transfer their shares.

What it Means to be a Minority Holder

As an investor in Class B Units of the company you will only be able to participate in Major Decisions, as defined in section 5.3 of the Operating Agreement, or removal of the Managing Member for cause, and you will not have any other rights in regard to the corporate actions of the company, including company repurchases of securities, a sale of the company's significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities sold pursuant to Regulation CF can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected Plural Transfer Services, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

DILUTION

Investors should understand the potential for dilution. While the company does not intend to offer additional equity to future investors outside of this offering, the investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. .

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased or decreased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined internally based on the best estimates of management.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at www.solarisenergy.com.

The company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTMENT PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here,
https://pluralofferings.xyz/app/asset/Solaris%20Renewable%20Equity%20A/offerings/Ace%20Portfolio/

SOLARIS RENEWABLE EQUITY A, LLC

(a Colorado limited liability company)

Unaudited Financial Statements

For the inception period from March 19, 2024 through May 31, 2024



INDEPENDENT REVIEW REPORT

June 18, 2024

To: Board of Directors, SOLARIS RENEWABLE EQUITY A, LLC

Re: 2024 inception period - Financial Statement Review

We have reviewed the accompanying financial statements of SOLARIS RENEWABLE EQUITY A, LLC (a limited liability company organized in Colorado) (the "Company"), which comprise the balance sheets as of May 31, 2024, and the related statements of income, stockholders' equity/deficit, and cash flows for the inception period from March 19, 2024 through May 31, 2024, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

SOLARIS RENEWABLE EQUITY A, LLC
BALANCE SHEET
As of May 31, 2024
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

ASSETS	May 31, 2024
Current Assets	
None	$ 0
Total current assets	0
Total Assets	$ 0
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities	
Due to affiliate	$ 4,516
Total Current Liabilities	4,516
Total Liabilities	4,516
MEMBERS' EQUITY	
Membership interest	0
Retained deficit	(4,516)
Total Members' Equity	(4,516)
Total Liabilities and Members' Equity	$ 0

SOLARIS RENEWABLE EQUITY A, LLC
STATEMENT OF OPERATIONS
For the inception period from March 19, 2024 through May 31, 2024
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

	March 19, 2024 – May 31, 2024
Revenue	$ 0
Operating expenses	
General and administrative	4,516
Total operating expenses	4,516
Net Operating Income (Loss)	(4,516)
Tax (provision) benefit	0
Net Income (Loss)	$ (4,516)

SOLARIS RENEWABLE EQUITY A, LLC
STATEMENT OF MEMBERS' EQUITY / (DEFICIT)
For the inception period from March 19, 2024 through May 31, 2024
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

	Membership interest	Retained Deficit	Total Members' Equity / (Deficit)
Balance as of March 19, 2024	$ 0	$ 0	$ 0
Net loss		(4,516)	(4,516)
Balance as of May 31, 2024	$ 0	$ (4,516)	$ (4,516)

SOLARIS RENEWABLE EQUITY A, LLC
STATEMENT OF CASH FLOWS
For the inception period from March 19, 2024 through May 31, 2024
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

	March 19, 2024 – May 31, 2024
Operating Activities	
Net Income (Loss)	$ (4,516)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
None	0
Changes in operating asset and liabilities:	
None	0
Net cash received / (used) in operating activities	(4,516)
Investing Activities	
None	0
Net cash received / (used) in investing activities	0
Financing Activities	
Funding from affiliate for start-up costs	4,516
Net cash received / (used) financing activities	4,516
Net change in cash and cash equivalents	0
Cash and cash equivalents at beginning of period	0
Cash and cash equivalents at end of period	$ 0

NOTE 1 – NATURE OF OPERATIONS

SOLARIS RENEWABLE EQUITY A, LLC (which may be referred to as the "Company", "we," "us," or "our") was organized as a limited liability company on March 19, 2024 ("Inception") in Colorado. It is currently operating as a development-stage company intending to raise capital to acquire and operate renewable energy assets.

Since Inception, the Company has exclusively relied on funding from an affiliate company for covering start-up expenses. As of May 31, 2024, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3) unless it can raise capital. During the next twelve months, the Company intends to fund its operations by continuing its crowdfunding campaign (see Note 8) and the continued funding from an affiliate company. If the Company cannot secure additional capital to acquire the assets, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

If the Company is successful in raising the desired capital, it intends to acquire the assets or membership interests from the following companies: MHCD Renewable Energy, LLC; FOL Renewable Energy, LLC; Delaware Nation Renewable Energy, LLC; Kersey Renewable Energy, LLC; Dupont Renewable Energy, LLC; Moorsetown UMC Renewable Energy LLC; Har Hashem Renewable Energy, LLC; SRC Renewable Energy, LLC; UCA Renewable Energy, LLC; Braiden Renewable Energy, LLC; VTH Renewable Energy, LLC; Edwards Renewable Energy, LLC; and Parmalee Renewable Energy, LLC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

The Company will use December 31 as a reporting year end.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's

control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company does not yet, but will maintain its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of May 31, 2024, the Company had not yet formed and funded a bank account.

Fixed and Intangible Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of May 31, 2024 the Company had not yet acquired any assets.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet recorded any revenue.

Cost of Revenue

Cost of revenue consists primarily of hosting costs, merchant and credit card processing fees, consulting costs, and compensation, employee benefits operations and support personnel associated with the delivery of our products to our customers.

Accounts Receivable

Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company was established in 2024. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – EQUITY

The Company intends to issue 10,000 units of Class A Units of membership interest to the parent company, Solaris Renewable Assets, LLC, and 90,000 Class B Units of membership to incoming investor members of the Crowdfunded Offering described more in Note 8.

NOTE 5 – INCOME TAX PROVISION

The Company is not yet liable to file an income tax return for the periods ended May 31, 2024.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

As of May 31, 2024, the Company has not yet incurred any related party transactions other than receive interest free revolving loans from an affiliate to fund its start-up costs, but may do so in the future.

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunded Offering
The Company plans to offer securities in an offering exempt from registration under Regulation CF. The Crowdfunded Offering is being made through a FINRA approved funding portal. The Company will raise up to $900,000

Management's Evaluation
Management has evaluated subsequent events through June 18, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.